Exhibit 12.1

WHITING PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Fixed charges:
Interest expensed	$72,258	$36,784	$158,658	$100,531	$65,692	$53,834	$48,486
Interest capitalized	1,634	706	4,084	1,515	2,749	3,574	2,920
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,999	5,360	11,984	12,405	9,518	8,682	10,592
Estimate of interest within rental expense	472	321	1,383	1,008	1,145	883	684

Total fixed charges	$76,363	$43,171	$176,109	$115,459	$79,104	$66,973	$62,682

Earnings:
Income (loss) before income taxes	$(159,929)	$185,412	$143,915	$571,871	$662,011	$780,319	$541,443
Income from equity investees	(76)	(72)	(215)	(542)	(588)	(1,032)	(1,311)
Fixed charges (above)	76,363	43,171	176,109	115,459	79,104	66,973	62,682
Amortization of capitalized interest	640	543	2,171	2,020	1,745	1,409	1,117
Distributed income from equity investees	159	393	393	654	930	1,533	1,323
Interest capitalized	(1,634)	(706)	(4,084)	(1,515)	(2,749)	(3,574)	(2,920)
Noncontrolling interest in pre-tax income of subsidiaries	17	18	62	52	90	59	-

Total earnings (loss)	$(84,460)	$228,759	$318,351	$687,999	$740,543	$845,687	$602,334

Ratio of earnings to fixed charges (unaudited)(1)	-	5.30	1.81	5.96	9.36	12.63	9.61

(1)

For the three months ended March 31, 2015, earnings were inadequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $161 million for the three months ended March 31, 2015.